UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transaction period from: ______ to ______.

Commission File Number: 1-12431

A.	Full title plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22, CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Audit Committee, 401(k) Plan Committee, the Plan Administer and Plan participants of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2022.

Kingston, NH

June 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Plan Participants

Unity Bank Employees' Savings & Profit Sharing Plan

Clinton, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Unity Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Unity Bank Employees' Savings & Profit Sharing Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2017 - 2022.

Cedar Rapids, Iowa

June 29, 2022

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value: (See note 7)
Unity Bancorp, Inc. stock fund	$1,037,518	$1,089,618
Mutual funds	3,879,334	14,152,870
Common collective trusts	2,840,911	-
Pooled separate accounts	5,328,208	-
Investments, at contract value: (See note 8)
Guaranteed interest contract	3,879,467	3,803,265
Total investments	16,965,438	19,045,753
Contributions receivable	17,291	25,775
Notes receivable from participants	214,972	240,862
Net assets available for benefits	$17,197,701	$19,312,390

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

December 31, 2022

2022
Additions (Reductions):
Additions of net assets attributed to:
Contributions:
Employee contributions	$1,308,857
Employee rollovers	295,778
Employer contributions	779,937
Total contributions	2,384,572
Investment income (loss):
Net depreciation in fair value of investments	(2,792,192)
Interest and dividends	260,921
Net investment loss	(2,531,271)
Interest income on notes receivable from participants	8,819
Total net reductions	(137,880)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(1,939,755)
Administrative expenses	(37,054)
Total deductions	(1,976,809)
Net decrease	(2,114,689)

Net assets available for benefits:
Balance, beginning of year	19,312,390
Balance, end of year	$17,197,701

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2022 and 2021

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank", the "Company" or the "Employer") have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for benefits and the changes in those net assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contacts, which are reported at contact value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated all events or transactions that occurred through the date the Company issued these financial statements. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in October of 1995 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. Eligible participants can begin making contributions after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled in the Plan unless an opt out election is made. The participant’s pre-tax elective deferrals will increase 1% per year up to a maximum of 6% of Plan compensation unless the participant has made a qualifying deferral election. Participants have the ability to enroll in Roth and/or after-tax plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank made no discretionary employer contributions during the year ending December 31, 2022.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2022, forfeited non-vested accounts amounted to approximately $9 thousand, compared to approximately $31 thousand at December 31, 2021. Forfeitures that were used to reduce Bank contribution totaled $25 thousand for the year ended December 31, 2022.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer safe harbor matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period. At the end of each Plan year, a match true-up contribution will be made to each participant which represents the excess, if any of (1) 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participants' contributions for the next 2% of eligible compensation and (2) actual matching contributions made during the year.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

Participants may be eligible for other types of distributions, including hardship distributions, partial withdrawals and installments.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

●	The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months. Loans are limited to one per participant.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0%, which was 8.50%, at December 31, 2022. The loans are secured by the balance in the participant’s account. Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Party in Interest Transactions

Included with the Plan's investment options are units of an employer stock fund which holds stock of Unity Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions. Certain Plan investments are shares of registered investment companies and an investment in a guaranteed investment insurance co. general account managed by Prudential Life Insurance Company and Prudential Bank & Trust, FSB, the Plan's record keepers. In April 2022, Empower announced it completed the acquisition of Prudential Financial, Inc’s full service retirement business. Therefore, these transactions qualify as party-in-interest transactions.

6.	Tax Status

Effective January 1, 2022, the Company adopted a Cycle 3 pre-approved document of The Prudential Insurance Company of America. The IRS has determined and informed Prudential by a letter dated December 4, 2020, that the protype document is designed and qualified under Section 401 of the Internal Revenue Code and is therefore not subject to tax under current income tax law. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan uses various methods including market, income and cost approaches. Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs:

●	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs:

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●	Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:

●	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2022 and 2021.

Unity Bancorp, Inc. stock:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close. The market price is a readily determinable fair value.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts

Common collective trusts are measured at the net asset value (“NAV”) of the underlying investments, as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in the following table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Pooled separate accounts

Pooled separate accounts are measured at the net asset value (“NAV”) of the underlying investments, as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in the following table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2022 and December 31, 2021:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. stock fund	$1,037,518	$-	$-	$1,037,518
Mutual funds	3,879,334	-	-	3,879,334
Common collective trusts, at net asset value*	-	-	-	2,840,911
Pooled separate accounts, at net asset value*	-	-	-	5,328,208
Total investments at fair value	$4,916,852	$-	$-	$13,085,971

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. stock fund	$1,089,618	$-	$-	$1,089,618
Mutual funds	14,152,870	-	-	14,152,870
Total investments at fair value	$15,242,488	$-	$-	$15,242,488

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Pooled separate accounts can be redeemed daily for participants, but the Plan may be subject to 30-day notice. Common collective trusts can be redeemed daily for participants, but the Plan requires advance written notice of 5 business days for any Plan Sponsor directed withdrawal that will exceed $1,000,000 or ten percent of the assets invested in the Fund.  The pooled separate accounts and common collective trusts have no unfunded commitments.

8.	Guaranteed Investment Contract with Empower (formerly known as Prudential Financial).

In 2018, the Plan entered into a fully benefit-responsive guaranteed investment contract with Prudential Financial, Inc (“Prudential”). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

9.	Risks and Uncertainties

Plan investments are made in a variety of investments that are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with each investment and the level of uncertainty related to changes in the values of these investments, it is possible that the changes could materially impact participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

UNITY BANK

EIN: 22-3110915 Plan No. 001

Employees’ Savings and Profit Sharing Plan and Trust

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2022

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Collateral, Par, or Maturity Value (c)	Cost (d)		Current Value (e)

*	Unity Bancorp, Inc.	Stock Fund	$	**	$1,037,518

	Fidelity Intl Idx	Mutual fund		**	2,757,865
	Fidelity 500 Index Fund	Mutual fund		**	616,582
	Fidelity Small Cap Inde	Mutual fund		**	194,276
	Fidelity Mid Cap Index	Mutual fund		**	167,694
	Pimco Comrealret Strat I	Mutual fund		**	102,199
	Jpmorgan Inc Fd Class R6	Mutual fund		**	31,144
	Brdywngbl Gbl Opp Bond Is	Mutual fund		**	9,574

*	Guaranteed Income Fund	Guaranteed investment contract		**	3,879,467	***

*	Pru Long Corp Bond - Isp	Pooled separate account		**	2,603,803
*	Lcg/Jennison Fund	Pooled separate account		**	1,696,169
*	Am Cent Mid Cap Value	Pooled separate account		**	1,028,236

	Large Cap Value Fund CL R1	Common collective trust		**	1,728,950
	Lord Abbett Small Cap Growth Equity Trust II Class LH	Common collective trust		**	1,069,479
	PGIM Select Real Estate Fund CIT Class R	Common collective trust		**	42,482

*	Participant Loans	Various terms, 4.25% - 7.25%		-	214,972
				$-	$17,180,410

*	A party-in-interest as defined by ERISA.
**	Not applicable for participant-directed investments.
***	Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 27, 2023

By:

/s/ Bridget Walsh

Bridget Walsh

Plan Administrator

First Vice President and Director of Human Resources

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION

23.1 23.2	Consent of Independent Registered Public Accounting Firm Consent of Independent Registered Public Accounting Firm